UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 17, 2016

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125167 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

GLASS LEWIS AND ISS RECOMMEND THAT MECHEL SHAREHOLDERS VOTE “FOR” DEALS WITH
CREDITORS
Moscow, Russia — February 17, 2016 – Mechel OAO (NYSE: MTL, MOEX: MTLR), a
leading Russian mining and metals company, announces that Glass Lewis and ISS, independent proxy advisory firms, have recommended that Mechel OAO shareholders vote to approve the deals with creditors at the Company’s extraordinary general meeting scheduled for March 4, 2016.
Glass Lewis and ISS recommended that Mechel shareholders approve the transactions on providing and changing suretyships and pledges provided by the company to the following lenders: Sberbank PJSC, Gazprombank (Joint Stock
Company), VTB Bank (PJSC) and the syndicate of banks, noting that approval of the transactions is essential for the success of Mechel OAO’s debt restructuring and stressing that their terms have been reviewed and unanimously approved by a special committee of independent directors and an independent appraiser.
ISS and Glass Lewis are the leading independent international proxy advisory firms, and their voting analyses and recommendations are relied upon by thousands of major institutional investment firms, mutual funds and fiduciaries throughout the world.
Mechel’s Board earlier addressed minority shareholders, calling on them to support the proposed debt restructuring plan, based on an independent consultant’s fairness opinion.
Shareholders are strongly urged to vote their shares for all proposals at the
EGM in line with the recommendations of the Board of Directors. In order to ensure that their shares are validly voted at this extremely important meeting, shareholders are also strongly urged to review the Company’s website,
http://www.mechel.com/shareholders/corporate_governance/shareholders_meeting, to determine if they need to supply additional information beyond their voting instructions.
Both the management and the board of directors of Mechel OAO urge shareholders to participate in the upcoming extraordinary general meeting and to show their support for the proposed debt restructuring.
***
Proxy Submission Deadline: FEBRUARY 25, 2016 at 10:00 AM New York City Time
YOUR VOTE IS CRITICAL! WE APPRECIATE YOUR SUPPORT!
The Board of Directors of Mechel UNANIMOUSLY recommends that shareholders vote
“FOR” the transactions of providing and changing suretyships and pledges provided by the company to the following lenders: Sberbank PJSC, Gazprombank
(Joint Stock Company), VTB Bank (PJSC) and the syndicate of banks, as approval of the transactions is in Mechel OAO’s best interest.
***
If you have any questions about this process or need assistance in voting your shares,
please call our proxy solicitor:
INNISFREE M&A INCORPORATED at 1-212-750-2668.
To review the materials for the Extraordinary General Meeting online:
http://www.mechel.com/shareholders/corporate_governance/shareholders_meeting
***

Mechel OAO
Alexey Lukashov
Tel: + 7 495 221 88 88
alexey.lukashov@mechel.com

***
Mechel is an international mining and steel company which employs over 67,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: February 17, 2016	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO